

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Joel Shulman
Chief Executive Officer
Apeiron Capital Investment Corp.
175 Federal Street, Suite 875
Boston, Massachusetts 02110

  Re: Apeiron Capital Investment Corp.
    Amendment No. 2 to
    Registration Statement on Form S-1
    Filed August 27, 2021
    File No. 333-257369

Dear Dr. Shulman:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. Please revise to include the percentage of the offering that the anchor investors may purchase. Please also revise your disclosure throughout your registration statement.

Expressions of Interest, page 17

2. Please disclose that the anchor investors' ownership of the Sponsor shares provides an incentive for them to vote their public shares, if any, in favor of your initial business combination.

3. Please revise your disclosure to clarify whether the allocation by the underwriters will be

subject to satisfying NYSE initial listing requirements.

4. We note your risk factor disclosure on page 35. Please highlight here that your Sponsor and the anchor investors would collectively have substantial control and be able to exercise significant influence over all matters requiring stockholder approval.

If we seek stockholder approval of our initial business combination, our initial stockholders, page 35

5. Please update to include the required percentage of the public shares sold in this offering to be voted in favor of an initial business combination in the event that the anchor investors purchase all of the units that they have expressed an interest in purchasing in this offering. Please also update your disclosure on page 17.

 You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing